

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2024

David Mann
President and Chief Executive Officer
Franklin Ethereum Trust
One Franklin Parkway
San Mateo, California 94403-1906

> **Re: Franklin Ethereum Trust**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 31, 2024**
> **File No. 333-277008**

Dear David Mann:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   To the extent that you intend to use a fact sheet, please provide us with a copy for our review.

Prospectus Summary, page 1

2.   Please revise your Summary to:
   - Disclose that the Trust may only conduct cash creations and redemptions and that it would need regulatory approval to commence in-kind creations and redemptions;
   - Clarify here that the timing of in-kind regulatory approval is unknown and that there is no guarantee that the Exchange will receive in-kind regulatory approval; and
   - Disclose how you will inform shareholders if the Exchange receives in-kind regulatory approval and if the Sponsor chooses to allow in-kind creations and redemptions.

Risk Factors, page 17

3.   Please add a separately-captioned risk factor addressing the fact that the trust will not stake the ether it holds, so an investment in the trust's shares will not realize the economic benefits of staking.

Overview of the Ethereum Industry, page 78

4.   Please revise to add a discussion of the spot ether markets and ether futures markets. Also please revise to include a discussion of the regulation of ether futures and government oversight.

Business of the Fund
Net Asset Value, page 91

5.   Please revise to disclose the criteria the Sponsor will use to determine that CF Benchmarks Index is unreliable as the Index and therefore determines not to use the CF Benchmarks Index as the Index.

Governing Law; Consent to Delaware Jurisdiction, page 140

6.   We note your disclosure that "the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder." Please also state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also revise this section to disclose that the Delaware governing law provision does not apply to causes of action for violations of state securities laws, or advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mark Brunhofer at 202-551-3638 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: J. Stephen Feinour, Jr., Esquire